Exhibit 99.1
Sterlite Industries (India) Limited
Announcement regarding change in Equity to ADS ratio
Tuticorin, India: On April 26, 2010, Sterlite Industries (India) Limited (the “Company”) announced that the Board of Directors of the Company had, subject to the approval of the Shareholders, recommended
•	a dividend of Rs. 3.75 per equity share, par value Rs. 2 per equity share (the “Rs. 2 Shares”),

•	a split of each of the Company’s Rs. 2 Shares into two equity shares, par value Re. 1 per equity share (the “Re. 1 Shares”), and

•	a bonus issue of the Company’s Re. 1 Shares (sub-divided) in the ratio of 1:1.
The Company expects that dividend payments to holders of its American depositary shares (“ADSs”) shall be made in accordance with the terms of the Company’s Deposit Agreement (the “Deposit Agreement”) by and among the Company, Citibank N.A., as depositary (the “Depositary”) and the holders and beneficial owners of the Company’s ADSs issued thereunder. The payment of the dividend is expected by June 16, 2010.
Following the stock split and bonus issue, each Rs. 2 Share held by a shareholder of the Company on the applicable record date will automatically convert into four Re. 1 Shares. On May 24, 2010, the Company notified the Depositary that the Company intends to give effect to the bonus issue and stock split by changing its ADS-to-equity share ratio such that following the distribution of equity shares in connection with the bonus issue and stock split, each ADS would represent four Re. 1 Shares. Each of the Company’s ADSs currently represents one Rs. 2 Share. As a result of the change of its ADS-to-equity share ratio, the Company does not intend to issue additional ADSs or split its ADSs in connection with the bonus issue and stock split.
The Company intends to announce the record and effective date for the bonus issue and stock split following the Annual General Meeting of the Company’s shareholders to be held on June 11, 2010.
In October 2009, the Company issued US$500 million in aggregate principal amount of 4.00% Convertible Senior Notes Due 2014 (the “Notes”). The Company does not expect that the conversion rate of the outstanding Notes will be required to be adjusted as a result of the dividend, bonus issue or stock split, except that if the bonus issue and stock split are approved by the shareholders, then with effect from the effective date of the bonus issue and stock split, the Notes will become convertible into ADSs each of which represents four Re. 1 shares.
For further information, please contact:

Ashwin Bajaj	Tel: +91 22 6646 1531
Vice President — Investor Relations
Sterlite Industries (India) Limited

Sheetal Khanduja	Tel: +91 22 6646 1427
Associate General Manager — Investor Relations
Sterlite Industries (India) Limited

About Sterlite
Sterlite is one of India’s largest non-ferrous metals and mining companies with interests and operations in aluminum, copper and zinc and lead. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group.
Sterlite’s main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminium Company Limited for its aluminium operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of constructing a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited.
Sterlite is listed on the Bombay Stock Exchange under the code “500900”, the National Stock Exchange in India under the symbol “STER” and the New York Stock Exchange in the United States in the form of ADSs, each representing one ordinary share, under the symbol “SLT”. For more information, please visit www.sterlite-industries.com. The principal executive office of Sterlite Industries (India) Limited is located at Vedanta, 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400-099, India.
About this Press Release; Forward-Looking Statements
This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of Sterlite’s securities in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
This press release contains “forward-looking statements” relating to the proposed bonus issue and stock split. These forward-looking statements are subject to a variety of factors. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under applicable securities laws, Sterlite does not undertake to update these forward-looking statements.